Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(Dollars in millions)	2013	2012
Fixed Charges:
Interest expense[1]	$527	$354
Interest capitalized	12	10
One-third of rents[2]	73	75
Total fixed charges	$612	$439
Earnings:
Income from continuing operations before income taxes	$4,060	$3,595
Fixed charges per above	612	439
Less: capitalized interest	(12)	(10)
	600	429
Amortization of interest capitalized	6	6
Total earnings	$4,666	$4,030
Ratio of earnings to fixed charges	7.62	9.18

[1]
Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $15 million and $17 million for the each of the six months ended June 30, 2013 and 2012, respectively. The ratio of earnings to fixed charges would have been 7.82 and 9.55 for the six months ended June 30, 2013 and 2012, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.